Exhibit 99.1
Lifezone Metals Announces Q1 2026 Financial Results Summary
April 30, 2026

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter and Chief Financial Officer, Ingo Hofmaier, announce the Q1 2026 Financial Results Summary, available on the Company’s website.

Mr. Hofmaier commented: “Q1 2026 was another period of disciplined execution as we advanced the Kabanga Nickel Project, opened up new avenues with the Musongati Nickel Project Exclusivity Agreement and produced our first ever Platinum, Palladium and Rhodium from the U.S. PGM Recycling Project from pilot testwork at Simulus, while maintaining focus on capital efficiency, liquidity and long-term value creation.

During Q1, we received an initial $5 million, as part of a second utilization under the senior secured bridge loan facility provided by Taurus. The remaining $16.7 million under the second utilization was received on April 29, 2026, with a further $18.3 million of the facility remaining available.

Also in April, we further strengthened our cash position by closing a registered direct offering that raised $25.0 million in gross proceeds. These funds will help us to position the business for the next stage of growth while remaining mindful of market conditions and disciplined capital allocation.”
Financial Summary:
1 A further $16.7 million was received on April 29, 2026, with $18.3 remaining as undrawn as of this date.

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•Lifezone Metals reported a cash balance of $15.3 million as of March 31, 2026, compared to $20.1 million as of December 31, 2025.
•Cash usage from investing activities during Q1 2026 amounted to $6.2 million, with $6.3 million invested in the Kabanga Nickel Project.
•Revenue for Q1 2026 was $1.2 million compared to $0.2 million during Q1 2025 driven by increased third-party technical and laboratory services at Simulus.
•As of March 31, 2026, $25 million has been drawn from the senior secured bridge loan facility of which $5 million under the second utilization was received during Q1 2026. The remaining $16.7 million under the second utilization was received on April 29, 2026, with a further $18.3 million under the facility remaining undrawn.
•For Q1 2026, Lifezone reported income before tax of $2.4 million compared to $7.3 million in Q1 2025.
•Income before tax for Q1 2026 includes significant non-cash fair value gains related to the remeasurement of certain financial instruments, while general and administrative expenses were comparable to the corresponding period in Q1 2025.
•During the quarter, Lifezone recognized a fair value gain of $1.9 million on embedded derivatives in convertible debentures, $2.9 million gain on warrant liabilities, and $3.9 million gain on the deferred consideration to BHP. These gains were largely attributable to a decline in Lifezone’s share price, which fell from $4.27 as of December 31, 2025, to $3.36 as of March 31, 2026, thereby reducing the fair value of these liabilities.
•On April 23, 2026, Lifezone closed a $25 million registered direct offering and issued 5.7 million ordinary shares at $4.40 per share. The net proceeds were $23.3 million and will be used for exploration activities in Burundi and Tanzania, the PGM Recycling Project, conducting Hydromet research and development at Simulus Laboratory, and for other general corporate and working capital purposes, including financing costs.

Corporate highlights and key activities during the three months ended March 31, 2026
Project Financing Update:
•A further $5 million was drawn under the Taurus Mining Finance senior secured bridge loan facility on March 16, 2026, and as of March 31, 2026, a total of $25 million out of $60 million was received. Of the $35 million that remained undrawn as of March 31, 2026, $16.7 million was received on April 29, 2026. This is to progress Kabanga Project pre-FID activities, early works and development activities and to advance the project financing workstream.
•Negotiations advanced constructively with the senior members of the Tanzanian government and administration to amend the Framework Agreement and agree on the details of the staging concept and the joint financial model, to define the sharing of fiscal benefits.

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Figure 1: Lifezone Metals CEO Chris Showalter met with Hon. Balozi Khamis Mussa Omar, Tanzania’s Minister of Finance, and senior government officials in Washington, D.C., during the 2026 IMF/WBG Spring Meetings

•The U.S. DFC completed its due diligence with further funding workstreams progressing.
•Negotiations progressed for a potential strategic investment into the Kabanga Nickel Project led by Standard Chartered Bank, with multiple offers received.
•Project financing process led by Societe Generale continued, including roadshows and selection of pathfinders, such as international Development Finance Institutions and Export Credit Agencies.
•Site visits were conducted by potential lenders and lender advisors, and receipt of final reports by independent engineers and consultants covering technical, logistics, environmental, social, and commodity markets aspects of the Kabanga.

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Figure 2: Lifezone hosted a technical and environmental and social due diligence site visit at the Kabanga Nickel Project in Tanzania including stakeholder engagement with the communities
•Several long-term concentrate off-take negotiations are well advanced.
•International and local insurance brokers were appointed, and the insurance risk assessment and insurance plan advanced to facilitate a global insurance roadshow in the coming weeks.
•The Kabanga site hosted the Acting U.S. Ambassador to Tanzania, Andrew Lentz and his delegation on March 31, 2026, including the facilitation of meetings with the Ngara District Commissioner, to review the project’s progress.

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Figure 3: Acting U.S. Ambassador to Tanzania, Andrew Lentz and his delegation at the Kabanga Site
Technical and Operational Progress:
•Pre-FID site geotechnical investigations to support detailed design and early works topographical readiness advanced, including the completion of 163 test pits across the project footprint, completion of North and Tembo boxcuts and waste rock dumps boreholes.
•Commencement of potable water borehole drilling and continued geotechnical drilling, including the completing of all geotechnical holes for eight ventilation raises covering both North and Tembo mines, topographical/LiDAR surveys and progress on North boxcut surface works readiness.

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Figure 4: Production water borehole drilling at Kabanga Site, 132m deep, providing a yield of 28,000 L/H
•The dual-train milling technical note was completed, and value engineering continued to support FEED and site and mining surface infrastructure development.
•Progress continued on the 220kV TANESCO overhead line and related permitting workstreams, including commencement of LiDAR and topographical survey activities, ongoing negotiation of the Implementation Agreement and Power Supply Agreements.

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Figure 5: AGS leveling task through the 220Kv transmission line to determine the ground profile for angle point No.29 at Nyakanazi substation
•Procurement and contract readiness advanced materially, with 52 critical path Expressions of Interest approved by the Mining Commission and 45 released to market, for contracts valuing approximately $380m.
•Project execution readiness advanced through development of the Project Execution Plan and associated plans across five execution pillars, advancement of governance and cost management frameworks, continued scale-up of the Kabanga Owner’s team in critical pre-FID roles, internal approval of the Project Labor Plan and its submission to the Tanzanian Labor Commissioner, and completion of the Local Skills Survey.
•In addition to the Special Mining Licence, all material permits needed for current activities are in place, including the water use and abstraction permit; and progress is being made on all key permits required for early works activities.
•Camp upgrades are advancing, including accommodation units, laydown areas, storage and camp buildings, maintenance areas, camp sewerage and water treatment plant development.
•In-country beneficiation activities to define a pathway for in-country downstream beneficiation and refining of Kabanga flotation concentrate continued, including the completion of the product marketing study, with the initiation of the techno-economic trade-off model framework and pre-feasibility study scoping.

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Occupational Health and Safety, Environment and Social Performance Progress:
•Zero health, safety, environmental, or security incidents were reported, with +2.7 million hours worked without a lost time injury at Kabanga, with 230 employees and contractors directly engaged by Kabanga Nickel Project as of the end of March 2026.
•Resettlement Action Plan (RAP): 100% of the cash compensation payments were made by the company by end of 2025; 97% of Project Affected Households (PAHs) have signed their cash compensation agreements and received the monies, while the remainder was deposited into an escrow account for the benefit of the remaining PAHs.
•The Memorandum of Understanding (MoU) for the implementation of 2025 Corporate Social Responsibility (CSR) projects with Ngara District Council was signed, where the project will focus on key initiatives aimed at supporting the Ngara community covering initiatives in health (provision of sanitary pads to schools, blood donation drives, and training for community health workers); education (construction of modern sanitation facilities and supply of desks and tables to secondary schools); promotion of sports activities; and agricultural development through the distribution of avocado seedlings to encourage commercial farming.
Figure 6: The District Commissioner Hon. Mathias Kahabi and senior representatives from both Tembo Nickel and the district following the signing of the MoU for the implementation of 2025 CSR projects

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Figure 7: Tembo Nickel donating gas stove sets to mothers at the Nyamiaga Hospital maternity ward and Nazareth Orphanage Centre in Ngara as part of International Women’s Day 2026
•Additional key resettlement activities continued, including community stakeholder engagement; resettlement working group meetings; support with document verification for PAHs; the completion of a household wellbeing and livelihood survey, and resettlement site land planning enhancements.
•Official visit by the Regional Police Commander to assess the current security status of the project site.
•Continued environmental and social commitments in alignment with national and international standards, including monthly and quarterly monitoring; conducted additional biodiversity studies, including habitat assessment and alien plant surveys to further inform the project’s Biodiversity Action Plan.

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Figure 8: Tembo Nickel conducting groundwater sample collections at a Kabanga borehole for Q1 2026
•An ISO-compliant Life Cycle Assessment for the Kabanga Nickel Project was completed in the quarter, confirming a low climate change emission impact for the production of nickel concentrate, with a separate release planned for Q2 2026.

Exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project:
•On March 10, 2026, Lifezone Metals entered into an exclusivity agreement with the Government of Burundi regarding the Musongati Nickel Project, a large nickel laterite deposit located within the East African Nickel Belt. The agreement grants the Company a 14-month exclusivity period to evaluate the technical and economic potential of the Musongati deposit, including an initial scoping phase during which Lifezone will review existing geological data and develop a longer-term exploration and feasibility assessment program.
•Historical studies, including a 2011 resource estimate, indicate a resource of more than 140 million tons of nickel with an estimated nickel grade of 1.31% and potential by-products including copper, cobalt, platinum-group metals, and scandium. The project lies approximately 200 km, southwest of the Kabanga Nickel Project in Tanzania, and the agreement reflects Lifezone’s strategy to evaluate and potentially consolidate significant nickel resources within the Kabanga–Musongati alignment.

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Figure 9: Official signing of an exclusivity agreement with the Government of Burundi in Washington D.C., at the U.S. Department of State, hosted by Deputy Assistant Secretary of State for Central Africa and Commercial Engagement in the Bureau of African Affairs, Sarah Troutman

PGM Recycling Project:
•The quarter saw the culmination of the PGM Recycling Project batch locked-cycle and pilot test campaign, involving one ton of U.S.-sourced Autocat material, with Lifezone demonstrating the recovery of up to 99% platinum and palladium, and 95% rhodium, with ongoing engineering design and feasibility study nearing completion.
•Two distinct, non-duplicative U.S. Department of Energy applications were submitted in January 2026 by Lifezone Recycling US, LLC that together advance a coherent federal strategy to strengthen U.S. critical-minerals production for Platinum Group Metals. The combined federal funding request totals $41.5 million, with a private cost share of $24 million, reflecting Lifezone’s commitment to co-invest alongside public funding.

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Simulus Laboratories:
•Continued with pilot testwork and progressed on the engineering study for Lifezone Metals’ PGM Recycling Project, successfully producing high-purity platinum, palladium, and rhodium intermediates from spent Autocat material.
•Simulus Laboratories shifted focus to external revenue-generating third-party technical work, generating external sales of $ 1.2 million in the first quarter of 2026, a material increase over the same period in 2025.

Figure 10: Continuous precious metals refinery test work at Lifezone’s Simulus Laboratories

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Investor Webcast: 30 April 2026 / / 10:00 a.m. ET | 15:00 p.m. BST
Chris Showalter, CEO and Ingo Hofmaier, CFO, will be hosting a conference call and Q&A, today. Analysts and investors can register at: Lifezone Metals Q1 2026 Financial Results Summary Webcast.

Contact

Investor Relations Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

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About Lifezone Metals
Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.
Our Kabanga Nickel Project in Tanzania is believed to be one of the world's largest and highest-grade development-ready nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of nickel, copper and cobalt for the global battery metals markets and to empower Tanzania to achieve in-country beneficiation.
Through our US-based recycling partnership, we are working towards applying our Hydromet Technology to the recovery of platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, supporting a circular economy for precious metals.
www.lifezonemetals.com
Forward-Looking Statements
Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.
Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, our approach to environmental stewardship, social responsibility, safety and governance (ESG), and other statements that are not historical facts.
These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to economic and operational disruptions; global inflation and cost increases for materials and services; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; events relating to

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environmental issues, social responsibility, safety and/or governance matters, expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; the ability to finance the Kabanga Nickel Project, negotiations regarding the Framework Agreement and other commercial arrangements, the outcome of certain legal proceedings with Tanzania Revenue Authority, Lifezone’s ability to continue to operate as a going concern; obtaining additional capital, including use of the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; our ability to comply with applicable laws and regulations, stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC); meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.
The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.
These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.
Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

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